

July 2, 2013

<u>Via E-mail</u>
Daniel J. Forbush
Chief Executive Officer
General Metals Corporation
1155 W 4th St Ste 210
Reno, NV 89503

  Re: **General Metals Corporation**
    Preliminary Proxy Statement on Schedule 14A
    Filed June 7, 2013
    File No. 000-30230

Dear Mr. Forbush:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us why you are soliciting proxies to elect Messrs. Forbush, Bigler, Marting, Medhi and Dyer as directors. It appears that these individuals were elected on December 12, 2012 to serve as your directors until your next annual meeting; however, your disclosure under Proposal No. 1 does not acknowledge as much. It also does not appear that any of these individuals have resigned from your board since being elected on December 12, 2012.

<u>Proposal No. 3</u>

2. Your indication that one of the reasons for the Reverse Stock Split is to "decrease the liquidity" of your stock is unclear. Please explain why the board of directors would like to decrease the liquidity of your stock.

3. Please revise to consistently disclose the treatment of fractional shares resulting from the reverse stock split. We note the disclosure in "Effects of the Reverse Stock Split" that stockholders will receive cash in lieu of fractional shares. We also note the disclosure in "Fractional Shares" that fractional shares resulting from the reverse stock split will be rounded up to the nearest whole number.

4. We note the statement in "Effects of the Reverse Stock Split—No Going Private Transaction" that your board does not *intend* for the reverse stock split to be the first step in a series of plans or proposals of a going private transaction. In addition to disclosing your board's intent, please also disclose, if correct, that the reverse stock split will not be the first step in a series of plans or proposals of a going private transaction.

5. We note the statement under "Effects of the Reverse Stock Split—Regulatory Effects" that your common stock is currently registered under Section 12(b) of the Exchange Act. Registration under Section 12(b) requires your common stock to be registered on a national securities exchange. Because your common stock is quoted on the OTC Bulletin Board, it is not registered on a national securities exchange. We also note that the cover page of your Form 10-K for fiscal year ended April 30, 2012 indicates that you have no securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act. Please revise the disclosure in "Effects of the Reverse Stock Split—Regulatory Effects" and in your next annual report on Form 10-K to disclose the section of the Exchange Act pursuant to which you are reporting.

Proposal No. 4

6. It appears that the transaction between you and Open Gold Corp. includes an offer and sale under the Securities Act. See Securities Act Rule 145(a)(3)(ii). Please tell us when Open Gold Corp. intends to file a registration statement to register such offer and sale. If Open Gold Corp. intends to rely on an exemption from registration, then please tell us the exemption claimed and the basis for such exemption in light of Rule 145(a)(3)(ii).

7. We note the statement in "—Stockholder and Other Approvals" that the proposed sale constitutes the disposition of all or substantially all of your undertaking. Schedule 14A requires disclosure of the information in Item 14 of Schedule 14A if action is to be taken with respect to a sale of all or any substantial part of a company's assets. See Item 14(a)(4) of Schedule 14A. Please revise to include the disclosure required by Item 14 of Schedule 14A. However, if Open Gold Corp. intends to file a registration statement in response to the comment above, then please furnish the information required by Form S-4 in lieu of Item 14. See Instruction 1 to Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director